NSAR ITEM 77C

Van Kampen American Capital Intermediate Term Municipal Income Fund


(a)     A Special Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital Intermediate Municipal Income Fund (the "Fund") included:

	J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
	R. Craig Kennedy, Jack E. Nelson, Don G. Powell, Jerome L. Robinson, Phillip B. Rooney, Fernando Sisto and Wayne W. Whalen

(c)     The following were voted on at the meeting:

	1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

			For     2,071,127                     Against  38,466

	4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

			For     2,120,981                     Against  6,115